P.E. 1/24/02




SEC MAIL PROCESSING
FEB 0 6 2002
WASH. D.C.
354 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended January 24, 2002

Coolbrands International, Inc.
(formerly Yogen Früz World-Wide Incorporated)
(Translation of registrant's name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

NEWYORK/525033.00001/6176672v1

Materials relating to Registrant and filed pursuant to this Form 6-K include CoolBrands' First Quarterly Report for the period ending November 30, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL, INC.



Date Jan 25, 2002

By
Name: Aaron Serruya
Title: Executive Vice President

NEWYORK/S26033.00001/6176672v1

NEWS FROM:
COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

Contact: Michael Serruya
Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: January 24, 2002

COOLBRANDS INTERNATIONAL INC. REPORTS RECORD INCREASES IN REVENUES AND NET EARNINGS FOR FIRST QUARTER

CoolBrands International Inc. (TSE: COB.A) announced today that revenues for the quarter ended November 30, 2001 were $46,787,000 as compared with $26,878,000 for the quarter ended November 30, 2000, an increase of $19,909,000, or 74%.

Net earnings for the first quarter were $1,411,000 ($0.03 net earnings per share) as compared with previously reported net earnings of $274,000 ($0.01 net earnings per share) for the same period last year. Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for goodwill and other intangible assets. As a result of this change, beginning with the first quarter of fiscal 2002, the Company no longer amortizes goodwill. Due to the exclusion of such amortization of goodwill, net earnings for the quarter ended November 30, 2000 would have increased by $324,000 ($.01 per share). Net earnings for the first quarter of 2002 thus reflect an increase of $813,000, or 136%, over adjusted net earnings for the same period last year.

Earnings before income taxes were $2,179,000 as compared with previously reported earnings before income taxes of $494,000 for the same period last year. Excluding amortization of goodwill, earnings before income taxes for the first quarter of 2001 would have increased by $518,000. Earnings before income tax for the first quarter of 2002 thus reflect an increase of $1,167,000, or 115%, over the same quarter of the prior year, after adjusting for the exclusion of amortization of goodwill. EBITDA for the first quarter increased to $3,950,000 from $2,819,000 during the same period last year, an increase of $1,131,000, or 40%.

Revenues increased due to an increase in sales of $20,717,000, or 86%, to $44,690,000 as compared with $23,973,000 for the same period last year. This increase was primarily due to increased prepackaged consumer products sales. In addition, Eskimo Pie Corporation's operations were included for the entire quarter of fiscal 2002. For the first quarter of fiscal 2001, Eskimo Pie Corporation's operations were included for the 8 weeks from October 6, 2000, the closing date of the acquisition, but not for the 5 weeks prior to the closing date.

Operating results for the quarter reflect an increase in gross profit dollars of $8,681,000, primarily due to the increase in sales. Gross profit margin as a percentage of sales increased to 38.6% as compared with 35.8% for the same period last year. Selling, general and administrative expenses increased by $6,659,000, due primarily to increased expenses associated with the increased sales activity, but remained constant as a percentage of revenues as compared with the first quarter of 2001.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated "The strong gains in revenues and net earnings reported today represent higher than expected growth during the first quarter and reflect not only the ongoing realization of synergies from the acquisition of Eskimo Pie Corporation but also strong customer demand for the Company's products. We are especially encouraged by the fact that these increases were achieved prior to the launch of CoolBrands' extensive lineup of new consumer products slated for introduction beginning later in 2002."

Summary Financial Data (in thousands of dollars, except share data):

	Three Months Ended November 30,	
	2001	**2000**
	$	**$**
Revenues	46,787	$26,878
Earnings before income taxes	2,179	494
Provision for income taxes	768	220
Reported net earnings	1,411	274
Goodwill amortization		324
Adjusted net earnings	1,411	598
Basic and diluted earnings per share:		
Reported net earnings	0.03	0.01
Goodwill amortization		0.01
Adjusted net earnings	0.03	0.02
EBITDA	3,950	2,819
Depreciation and amortization	1,006	1,438
Interest expense	765	887
Weighted average number of shares outstanding	45,888	45,826

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® Smart Ones®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.

January 30, 2001

TO WHOM IT MAY CONCERN:

Dear Sirs:

RE: CoolBrands International Inc.
Trading Symbol (TSE: COB.A)

We enclose our First Quarterly Report for the period ending November 30, 2001 for filing.

We declare that the above document was sent by prepaid mail to all shareholders of the Company on January 31, 2002 and will be mailed out on February 1 and 4, 2002. However, we have not mailed to shareholders in cases where notices or other documents have been returned undelivered by the Post Office.

Yours very truly,

COOLBRANDS INTERNATIONAL INC.

"Sarah Oziel"

Sarah Oziel
Public Relations

First Quarter 2002 Fiscal Year

To Our Shareholders . . .

CoolBrands International Inc. (TSE: COB.A) announced that revenues for the quarter ended November 30, 2001 were $46,787,000 as compared with $26,878,000 for the quarter ended November 30, 2000, an increase of $19,909,000, or 74%.

Net earnings for the first quarter were $1,411,000 ($0.03 net earnings per share) as compared with previously reported net earnings of $274,000 ($0.01 net earnings per share) for the same period last year. Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for goodwill and other intangible assets. As a result of this change, beginning with the first quarter of fiscal 2002, the Company no longer amortizes goodwill. Due to the exclusion of such amortization of goodwill, net earnings for the quarter ended November 30, 2000 would have increased by $324,000 ($.01 per share). Net earnings for the first quarter of 2002 thus reflect an increase of $813,000, or 136%, over adjusted net earnings for the same period last year.

Earnings before income taxes were $2,179,000 as compared with previously reported earnings before income taxes of $494,000 for the same period last year. Excluding amortization of goodwill, earnings before income taxes for the first quarter of 2001 would have increased by $518,000. Earnings before income tax for the first quarter of 2002 thus reflect an increase of $1,167,000, or 115%, over the same quarter of the prior year, after adjusting for the exclusion of amortization of goodwill. EBITDA for the first quarter increased to $3,950,000 from $2,819,000 during the same period last year, an increase of $1,131,000, or 40%.

Revenues increased due to an increase in sales of $20,717,000, or 86%, to $44,690,000 as compared with $23,973,000 for the same period last year. This increase was primarily due to increased prepackaged consumer products sales. In addition, Eskimo Pie Corporation's operations were included for the entire quarter of fiscal 2002. For the first quarter of fiscal 2001, Eskimo Pie Corporation's operations were included for the 8 weeks from October 6, 2000, the closing date of the acquisition, but not for the 5 weeks prior to the closing date.

Operating results for the quarter reflect an increase in gross profit dollars of $8,681,000, primarily due to the increase in sales. Gross profit margin as a percentage of sales increased to 38.6% as compared with 35.8% for the same period last year. Selling, general and administrative expenses increased by $6,659,000, due primarily to increased expenses associated with the increased sales activity, but remained constant as a percentage of revenues as compared with the first quarter of 2001.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated "The strong gains in revenues and net earnings reported today represent higher than expected growth during the first quarter and reflect not only the ongoing realization of synergies from the acquisition of Eskimo Pie Corporation but also strong customer demand for the Company's products. We are especially encouraged by the fact that these increases were achieved prior to the launch of CoolBrands' extensive lineup of new consumer products slated for introduction beginning later in 2002."

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® Smart Ones®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

Again, we thank all of our employees and franchisees for their hard work and commitment and all of our shareholders for their continued faith in the Company.

On Behalf of the Board of Directors
"David Stein"
David Stein
President, Co-Chairman
CoolBrands International Inc.

CoolBrands International Inc.
Consolidated Balance Sheets
As at November 30 and August 31, 2001

(in thousands of dollars)

	November 30, 2001 (Unaudited) $	August 31, 2001 $
Assets		
Current Assets:		
Cash and short term investments	33,817	31,568
Receivables	23,867	32,123
Receivables – affiliates	3,196	2,875
Inventories	18,043	16,539
Prepaid expenses	4,294	4,420
Asset held for sale	3,460	3,407
Future income taxes	1,836	3,005
Total current assets	88,513	93,937
Future income taxes	4,424	1,383
Property, plant and equipment	15,276	14,881
License agreements	9,008	9,044
Intangible and other assets	7,103	6,972
Goodwill	100,681	99,659
	225,005	225,876
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	19,921	24,068
Payables – affiliates	696	723
Accrued liabilities	17,842	17,377
Income taxes payable	2,052	2,799
Future income taxes	785	904
Current maturities of long-term debt	4,735	4,658
Total current liabilities	46,031	50,529
Long-term debt	34,351	35,381
Other Liabilities	5,096	5,221
Future income taxes	4,073	2,108
Total liabilities	89,551	93,239
Shareholders' Equity:		
Capital stock	105,573	105,573
Cumulative translation adjustment	6,809	5,403
Retained earnings	23,072	21,661
	225,005	225,876

CoolBrands International Inc.
Consolidated Statements of Earnings For the Three Months Ended November 30, 2001 and 2000

(Unaudited)

(in thousands of dollars, except share data)

	2001 $	2000 $
Revenues:		
Sales	44,690	23,973
Franchising revenues:		
Royalty income	649	715
Franchise and license fees	122	627
Sales by company-owned stores	1,003	882
Net rental and other income	323	681
Total revenues	46,787	26,878
Operating expenses:		
Cost of goods sold	27,433	15,397
Selling, general and administrative expenses	15,354	8,695
Company-owned store costs and expenses	1,056	1,405
Interest expense	765	887
Earnings before income taxes	2,179	494
Provision for income taxes	768	220
Net earnings	1,411	274
Earnings per share:		
- Basic and dilluted	$0.03	$0.01

CoolBrands International Inc.
Consolidated Statements of Retained Earnings For the three months ended November 30, 2001 and 2000

(Unaudited)

(in thousands of dollars, except share data)

	2001 $	2000 $
Retained earnings as originally stated Beginning of period	21,661	6,514
Adjustment to reflect adoption of asset and liability method of accounting for future income taxes		4,019
Restated retained earnings Beginning of period	21,661	10,533
Net earnings for the period	1,411	274
Retained earnings – end of period	23,072	10,807

CoolBrands International Inc.
Consolidated Statements of Cash Flows for the Three Months Ended November 30, 2001 and 2000

(Unaudited)

(in thousands of dollars)

	2001 $	2000 $
Cash and short term investments provided by (used in):		
Operating activities:		
Net earnings (loss)	1,411	274
Items not affecting cash -		
Depreciation and amortization	1,006	1,438
Loss on disposal of assets		251
Future income taxes	(25)	
Changes in current assets and liabilities		
Receivables	7,904	(3,398)
Receivables - affiliates	(322)	(715)
Allowance for doubtful accounts	419	1,240
Inventories	(1,509)	774
Prepaid expenses	73	374
Accounts payable	(4,160)	3,614
Payables - affiliates	(27)	(88)
Accrued liabilities	428	(4,364)
Income taxes payable	(750)	(55)
Other assets	61	(335)
Other liabilities	(125)	(67)
Cash used in operating activities	4,384	(1,057)
Investing activities:		
Repayment of notes receivable	16	82
Purchase of leasehold improvements and equipment	(896)	(525)
Purchase of intangible assets	(122)	(19)
Proceeds on sale of equipment		252
Acquisition of Eskimo Pie Corporation, net of cash acquired		(43,123)
Cash used in investing activities	(1,002)	(43,333)
Financing activities:		
Proceeds from borrowing of long-term debt		45,420
Repayment of long-term debt	(1,582)	(6,383)
Cash used in financing activities	(1,582)	39,037
Increase (decrease) in cash flow due to changes in foreign exchange rates	449	(731)
Increase (decrease) in cash and short term investments	2,249	(6,084)
Cash and short-term investments – beginning of period	31,568	35,363
Cash and short-term investments – end of period	33,817	29,279

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2001 and 2000

(Tabular amounts are expressed in thousands of dollars, except for share amounts)

1. Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company's audited financial statements for the year ended August 31, 2001. The significant accounting policies follow that of the most recently reported annual financial statements, except for the following:

Future taxes

In fiscal 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (the "CICA") with respect to accounting for income taxes. Under the recommendations, the asset and liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method of income tax allocation was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns, and measured at the tax rate in effect in the year the difference originated. The new method was applied retroactively without restatement of the 2000 financial statements. The effect of the recommendations on the opening 2001 financial statements, was to increase net future income tax assets on the balance sheet by $4,019,000 with an offsetting increase in retained earnings.

Earnings Per Share

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants on earnings per share which requires the use of the treasury stock method to determine the dilutive effect of stock options in the calculation of diluted earnings per share.

Goodwill

Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants on accounting for goodwill and other intangible assets. As a result of this change, goodwill will no longer be amortized, but will be tested for impairment on an annual basis.

	Three Months Ended November 30,	
	2001	2000
	$	$
Reported net earnings	1,411	274
Goodwill amortization		324
Adjusted net earnings	1,411	598
Basic and diluted earnings per share:		
Reported net earnings	0.03	0.01
Goodwill amortization		0.01
Adjusted net earnings	0.03	0.02

(Tabular amounts are expressed in thousands of dollars)

2. Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3. Segment Information

	Prepackaged consumer products $	Foodservice $	Dairy components $	Franchising and licensing $	Company-owned stores $	Corporate $	Consolidated $
For the three months ended November 30, 2001							
Revenue, external	26,986	5,657	8,663	4,417	1,008	56	46,787
Intersegment revenue	39	312	661			56	1,068
Segment earnings	626	149	619	892	(53)	(54)	2,179
For the three months ended November 30, 2000							
Revenue, external	13,515	4,584	1,653	6,161	882	83	26,878
Intersegment revenue	32	438	1,324			108	1,902
Segment earnings	70	(501)	203	1,233	(523)	12	494

Canadian Head Office:
CoolBrands International Inc.
8300 Woodbine Avenue, 5th Floor
Markham, Ontario, L3R 9Y7 Canada
Telephone: (905) 479-8762
Fax: (905) 479-5235
Internet: http://www.yogenfruz.com
E-mail: **yogenfruz@yogenfruz.com**

U.S.A. Head Office:
4175 Veterans Highway, 3rd Floor
Ronkonkoma, New York, 11779, U.S.A.
Telephone: (631) 737-9700
Fax: (631) 737-9792

International Head Office:
Kayla Foods Int'l (Barbados) Inc.
27 Pine Road, Belleville,
St. Michael, Barbados, W.I.
Telephone: (246) 228-9505
Fax: (246) 228-7321
E-mail: kfibarb@caribnet.net

Toronto Stock Exchange **(Trading Symbol: COB.A)**